Paula Winner Barnett, Esq.
                       17967 Boris Drive, Encino, CA 91316
                               tel (818) 776-9881
                               fax (818) 743-7491
                             pwbarnett@sbcglobal.net

                                  June 27, 2005

VIA EDGAR AND FACSIMILE

Russell Mancuso, Branch Chief
Tom Jones, Examiner
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 6010
Washington, D.C. 20549-0306

      Re:   Calypte Biomedical Corporation
            Registration Statement on Form S-3
            Filed May 19, 2005
            File No. 333-125051 (the "Registration Statement")

Dear Messrs. Mancuso and Jones:

On behalf of Calypte Biomedical Corporation (the "Company"), the following are the Company's responses to the corresponding numbered comments in the June 15, 2005 letter from the Securities and Exchange Commission (the "Commission"). The Company has filed on the EDGAR system an amended Form 10-KSB, entitled Form KSB/A (No. 2) for the fiscal year ended December 31, 2004 (the "Amended Form 10-KSB/A (No. 2)"), an amended Form 10-QSB for the quarter ended March 31, 2005, entitled Form 10-QSB/A (No.1) (the "Amended Form 10-QSB/A (No. 1)"), and an amended Registration Statement, entitled Amendment No. 1 to Form S-3, File No. 333-125051 (the "Amended Registration Statement"), to conform the Amended Form 10-KSB/A (No. 2), Amended Form 10-QSB/A (No. 1) and Amended Registration Statement to the Commission's comments in its above-referenced letter. Marked copies of the relevant pages of the Amended Form 10-KSB/A (No. 2), Amended Form 10-QSB/A (No. 1) and Amended Registration Statement have been sent by facsimile to your attention.

Incorporation by Reference, page 24

Form 10-KSB/A (No.1) for the year ended December 31, 2004

Note 2. Significant Accounting Policies, page F-10

Principles of Consolidation, Page F-10

      1. We note that you have a 51% ownership interest in the joint venture Beijing Calypte Biomedical Technology Ltd. Please tell us more about the nature of the arrangement and provide us with your analysis of why the joint venture is not a variable interest entity under FIN 46(R) and why you are not consolidating your interest.

Mr. Russell Mancuso, Branch Chief                                         Page 2
Securities and Exchange Commission
June 27, 2005

      Response

            Beijing Calypte Biomedical Technology Ltd ("Beijing Calypte") was originally created as a non-operating entity to facilitate start up activities associated with the proposed manufacturing and marketing of the Company's products in China. During 2003 and 2004, Beijing Calypte's total capitalization was $300,000 and its activities generated no revenues and resulted in expenses totaling approximately $125,000, primarily legal expenses. The Company believes that its 51% contractual share of this loss is not material with respect to its results of operations or balance sheet classification and has elected not to consolidate the joint venture's operations at this time. To date, each of the joint venture partners has been responsible for its own direct selling, general and administrative expenses incurred in connection with initiating operations in China, as discussed on page 39 of the Company's MD&A. The joint venture partners are currently re-evaluating the status of Beijing Calypte in anticipation of commencement of manufacturing operations and will either re-establish that entity as an appropriately capitalized operating entity or establish a new operating entity. The Company anticipates that any such operating joint venture will be classified as a variable interest entity requiring consolidation as described by FIN 46(R).


Segment and Geographic Information, page F-13

      2. We note in your MD&A on page 36 that you discuss the different types of products that you have and how these products affect your operations. Please revise future filings to provide all disclosures as required by paragraph 37 of SFAS 131, as those disclosures apply to all companies, even those that have a single reportable segment or tell us why these disclosures are not applicable.

      Response

            The Company has revised its disclosure contained in its Amended Form 10-KSB/A (No. 2) to include revenue information by product as required by paragraph 37 of SFAS 131. For the Commission's convenience the disclosure is noted here. Figures are reported in $000.

                                                                  2004     2003
                                                                 ------   ------
            Urine EIA screening test                             $1,481   $2,167
            Urine Western Blot supplemental test                     69      154
            Serum Western Blot supplemental test                  1,134    1,105
            BED Incidence test                                       31       --
            All other                                                82       41
                                                                 ------   ------

            Revenue from product sales                           $2,797   $3,467
                                                                 ======   ======

Mr. Russell Mancuso, Branch Chief                                         Page 3
Securities and Exchange Commission
June 27, 2005

Note 6. Accounts Payable, Accrued Expenses and Deferred Revenue, page F-15

      3. We note on page F-14 in Note 4 that you have closed a plant in Alameda, California and on page 38 you accrued $300,000 of severance-related costs attributable to the shut-down. We also note that you disclose additional liabilities related to employee severance and accrued restructuring expense in Note 6. Additionally, we note on page 38 that you have eliminated your direct sales and marketing force. To the extent that these costs were incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146, please revise future filings, if significant to provide the MD&A disclosures required by SAB Topic 5-P as well as the financial statement disclosures required by paragraph 20 of the Statement.

      Response

            The four references mentioned in the Commission's letter relate to three distinct events and are not part of a formal restructuring plan under SFAS 146: the termination of the marketing and sales personnel in the third quarter of 2003, the relocation of the Company's EIA business from its Alameda, California to its Rockville, Maryland facility during 2004 and the settlement of its former Executive Chairman's employment contract in connection with his resignation from the Company in the fourth quarter of 2004. Moreover, the costs associated with the elimination of the sales and marketing force and the relocation of the EIA manufacturing operations to Rockville, Maryland, were insignificant with respect to the Company's total operating loss. The significant cost reported in Note 6 relates to settlement of the Company's liability to its former Chairman under his employment contract upon his resignation.

Note 7. Notes and Debentures Payable, page F-16

      4. Disclose the effective interest rate for each borrowing. Refer to APB 21.

      Response

            The Company has revised its disclosure contained in its Amended Form 10-KSB/A (No. 2) to include the effective interest rate on the aggregation of similar borrowings. The calculated effective rate is based on the carrying value of the notes or debentures and the stated interest rate plus amounts related to the amortization of any beneficial conversion feature and/or deferred offering costs.

      5. We note that you determined that each of the 10% convertible debentures and the 12% convertible debentures were issued with a beneficial conversion feature and that the intrinsic value was calculated based on the date of issue. Please clarify how you accounted for an adjustment of the beneficial conversion feature with each extension of the maturity of the debentures, if you did not make an adjustment please tell us why. In your response please refer to EITF 98-5 and EITF 00-27.

Mr. Russell Mancuso, Branch Chief                                         Page 4
Securities and Exchange Commission
June 27, 2005

      Response

            At the time of issue, the Company calculated the intrinsic value of the beneficial conversion feature attributable to each of the four subject debentures as noted. In accordance with EITF 98-5, as modified by EITF 00-27, the Company accreted such discount as a charge to interest expense from the date of issuance to the stated (original) maturity date of the convertible debentures. Upon conversion of a portion of a debenture, the Company immediately recognized the proportional share of the unamortized discount as interest expense and continued the accretion of the remaining proportion of the discount attributable to the outstanding debenture. At January 14, 2004, the date on which the maturity of the four subject debentures was extended until July 14, 2004, the unamortized discount attributable to the debentures aggregated approximately $28,000. The additional beneficial conversion feature calculated at January 14, 2004 aggregated approximately $256,000 for three of the debentures for which the initial calculation of the beneficial conversion feature had not reduced the carrying value of the debentures to zero. The Company deemed such amount to be immaterial since it represented less than 1.5% of the Company's 2004 net loss, was non-cash interest (classified below the operating loss line), and had no net impact on stockholders' equity (accumulated deficit) as the amortization of the discount was offset by the additional paid-in capital during 2004. Accordingly, the Company continued its accretion of the initial discount over the original term of each debenture.

8% Convertible Notes, page F-16

      6. We note that you recognized approximately $768,000 as liquidated damages attributable to your two 8% convertible notes totaling $3,232,000. We also note that you overestimated the liquidated damages by approximately $205,000; however you did not reverse the accrual until fiscal year 2004. Please tell us why you did not reverse the over accrual related to the liquidated damages in 2003 rather than in 2004, as we note that the conversion of the note and the calculation of the liquidated damages was completed in 2003.

      Response

            The $768,000 in liquidated damages was attributable to an aggregation of fourteen 8% Convertible Notes issued between May 2002 and May 2003 and having an aggregate face amount of $3,232,000. The Company estimated the amount of liquidated damages attributable to each note. Although most of the notes were converted during the third quarter of 2003, four of the note holders did not immediately request liquidated damages. The Company adjusted its liquidated damage accrual based on amounts ultimately settled with each note holder. For the four note holders who did not immediately request payment for liquidated damages, the Company maintained its accruals for approximately six months following the final note conversion transaction with each of those note holders. The Company then adjusted the accruals attributable to liquidated damages for the four notes, aggregating $205,000, and credited the reversal to interest expense as an adjustment of an estimate.

10% Convertible Note, page F-17

      7. We note that you disclose that no accounting adjustments were required as a result of the extension of the note's maturity or the amendment of the conversion price. We also note that with each extension of the note's maturity and amendment of the conversion there was a difference in the intrinsic value, which would cause an accounting adjustment relating to the recognition of the beneficial conversion feature. Please tell us why you did not account for the adjustment of the beneficial conversion feature and additionally tell us how you considered EITF 98-5 and EITF 00-27.

Mr. Russell Mancuso, Branch Chief                                         Page 5
Securities and Exchange Commission
June 27, 2005

      Response

            The Company determined the intrinsic value of the beneficial conversion feature at the date of issuance of the note and determined that the resulting discount reduced the carrying value of the note to zero. In accordance with EITF 98-5, as modified by EITF 00-27, the Company accreted the discount resulting from the beneficial conversion feature over the period from the date of issuance to the stated maturity date of the note, two months after issuance. The Company accreted the entire amount of the discount as a charge to interest expense over that period. Since the first extension of the note's maturity was made as of the original maturity date and there was no remaining discount to accrete, the Company made no accounting adjustments as a result of any subsequent extensions or modifications of the note.

12% Convertible Debenture - Mercator Momentum Fund (MMF), page F-21

      8. Please tell us why you classified the non-cash gain of $128,000 from the repurchase of the beneficial conversion feature upon the repayment of the debenture, as other income rather than classifying the amount as interest expense.

      Response

            The Company believes that in accordance with the provisions of SFAS 145, the gain recognized as a result of the repurchase of the beneficial conversion feature upon early extinguishment of convertible debt is to be treated as ordinary income, rather than as an extraordinary gain. Accordingly, the Company classified the gain as other income. Prior to its adoption of SFAS 145 in 2003, the Company had treated similar occurrences as extraordinary gains. Although the Company believes that the amount is not material with respect to its results of operations, it believes that classifying the gain on repurchase as other income provides greater transparency than netting it in interest expense. Additionally, the classification does not have any impact on the loss from operations for the year. Explanatory example 6 included in EITF 98-5, in which the gain on the extinguishment of the debt is classified as a gain (other income) rather than as a credit to interest expense, is analogous to this situation.


5% Note Purchase Agreement, page F-22

      9. We note that as consideration for the Marr Credit Facility you issued Marr several warrants to purchase common stock. Please tell us and disclose in future filings how you classified the warrants as of December 31, 2004 considering that they have been issued but not exercised.

Mr. Russell Mancuso, Branch Chief                                         Page 6
Securities and Exchange Commission
June 27, 2005

      Response

            The two warrants issued to Boodle Hatfield and the warrant issued to Marr Technologies as consideration for the Marr Credit Facility and amendments thereto were valued at fair market value using the Black Scholes valuation model. Since the warrants were exercisable upon issuance, the Company recorded an immediate charge to interest expense and a corresponding credit to additional paid-in capital. This treatment is disclosed in the Consolidated Statement of Stockholders' Equity (Deficit) for 2004 as part of the amount representing the balance in the caption "Fair market value of warrants and options issued for credit facility, intellectual property and other services."

            The Company has revised its disclosure contained in its Amended Form 10-KSB/A (No. 2) with respect to these three warrants to describe the assumptions used in the Black Scholes valuation and the accounting treatment applicable to them.

Note 8. Lease Commitments, page F-23

      10. We note that your new operating lease provides for tenant improvements. Please tell us whether this is a lease incentive provided by the landlord and how you accounted for the improvements in your financial statements. Please refer to paragraph 15 of SFAS 13, the response to Question 2 of FASB Technical bulletin 99-1 ("FTB 88-1"), and the letter issued by the SEC outlining the current GAAP literature that should be looked to in determining the appropriate accounting available on our website at http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm .

      Response

            The lease of the Company's Rockville, Maryland facility included an incentive of $250,000 in tenant improvements. In this case, the tenant improvements would be depreciated and the deferred rent attributable to the tenant improvements amortized over the same useful life, i.e., the term of the underlying lease. Since the items would be offsetting within cost of sales expense, there was no net impact in the consolidated statements of operations and the Company did not record the entries. Further, the Company believes that the amount of the tenant improvements and the offsetting deferred rent are not material and elected not to gross up its balance sheet.

Note 10. Stockholders' Equity (Deficit), page F-25

Private Placements, page F-25

      11. We note that you refer to an independent valuation on pages F-25 and F-26. While you are not required to make reference to this independent valuation, when you do so, you must name the expert and file their written consents in any registration statements. See Item 601(b) of Regulation S-K.

      Response

            The Company has revised its Amended Form 10-KSB/A (No. 2) to remove the references to the independent valuation from pages F-25 and F-26.

Mr. Russell Mancuso, Branch Chief                                         Page 7
Securities and Exchange Commission
June 27, 2005

Note 15. Employment and Consulting Agreements, page F-34

      12. We see that in the fourth quarter of 2002 you cancelled all outstanding options previously granted to certain officers and the Executive Chairman and granted them fully-vested options on May 29, 2003. Please tell us how you accounted for the cancellations and subsequent re-issuances of shares in accordance with FIN 44.

      Response

            At the time the Company entered into its employment agreement with the Executive Chairman, its 2000 Equity Incentive Plan limited the number of shares that could be granted to an individual in a single calendar year to 30,000 shares. Accordingly, the Company did not cancel options previously granted to the Executive Chairman, but cancelled his rights to a subsequent grant under his employment agreement. After the Company's stockholders approved an increase in the number of shares issuable under the 2000 Equity Incentive Plan and an increase in the grant limits, the Company was able to fulfill its obligations under the employment agreement and grant the Executive Chairman additional stock options. The Company has revised the disclosure contained in its Amended Form 10-KSB/A (No. 2) with respect to the contingent grant of options to its former Executive Chairman.

            In the fourth quarter of 2002, the Company cancelled options to purchase approximately 555,000 shares of its common stock held by its employees, of which options to purchase approximately 88,000 shares were held by the officers noted in the Commission's comment. The options were re-granted at market in May 2003, less than 6 months after they were cancelled. The Company has monitored the intrinsic value of these re-granted options, but has not recorded any expense attributable to them as it believes the amounts are not material. At December 31, 2003 and 2004, the intrinsic value of the aggregate of options not then exercised or expired was approximately $80,000 for approximately 207,000 options and $39,000 for approximately 178,000 options, respectively, which would have resulted in a credit to compensation expense of $41,000 for 2004. At March 31, 2005, the exercise price of the approximately 148,000 options not yet exercised or expired exceeded the market price, which would have resulted in a reduction of $39,000 in compensation expense for the quarter. The Company plans to continue monitoring these options and will record any material fluctuations.

Section 302 Certifications - Exhibits 31.1 and 31.2

      13. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 32.1 pursuant to Part III.E of Release 8238. Accordingly, please file an amendment to your Form 10-KSB/A that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B. Please revise your Form 10-QSB for the period ended March 31, 2005 as well.

Mr. Russell Mancuso, Branch Chief                                         Page 8
Securities and Exchange Commission
June 27, 2005

      Response

            The certificates filed as Exhibits 31.1 and 31.2 to the Amended Form 10-KSB/A (No.2) and Amended Form 10-QSB (No. 1) have been revised so that they are in the exact form prescribed in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the period ended March 31, 2005

Note 7. Subsequent Events, page 11

Restructuring of Operations, page 12

      14. We note that as of April 11, 2004 that you have signed a letter of intent to dispose of your "Legacy Business," and in connection with the disposal of this portion of your business you have disclosed that you expect to incur approximately $1 million in expense from the write-down of your inventory. Please tell us why you believe that this same inventory was not impaired as of the period ended March 31, 2005.

      Response

            The letter of intent dated April 18, 2005 between the Company and Maxim Biomedical, Inc. ("Maxim") is not a binding contract for the sale of its "Legacy Business." Moreover, the Company continued to sell its inventory at the time the letter of intent was executed. As a result, the Company believes that no impairment existed at March 31, 2005. Effective May 1, 2005, the Company entered into a Manufacturing Services Agreement ("Manufacturing Services Agreement") with Maxim under which Maxim agreed to provide services for the manufacture of certain of the Company's products at the Company's Rockville, Maryland facility. The Company transferred its existing inventory to Maxim for use in the manufacture of the products. Under the terms of the Manufacturing Services Agreement, Maxim has subsequently sold a portion of the finished goods inventory and used other raw materials and components in the manufacture of finished product. The Company will incur the anticipated $1 million of expense as a result of the Manufacturing Services Agreement, not as a result of an impairment of the inventory.

      15. As a related matter, we see from the Form 8-K dated April 11, 2005 that you entered into a letter of intent to sell your urine EIA, serum Western Blot and urine Western Blot diagnostic test business. Please tell us whether the "Legacy Business" will be treated as a discontinued operation under SFAS 144. If so, please explain why the "Legacy Business" was not presented as a discontinued operation in the March 31, 2005 Form 10-QSB.

      Response

            As noted in the response to the Commission's Comment 14, the letter of intent dated April 18, 2005 does not constitute a binding contract for the disposition of the Company's "Legacy Business." The restructuring plan approved by the Company's Board of Directors directed management to pursue options ranging from disposition of the business to cessation of production, termination of employees and "mothballing" the facility. The Manufacturing Services Agreement does not constitute an agreement for the disposition of the Company's Legacy Business. The Company believes that the Manufacturing Services Agreement currently places it in a situation analogous to Example 3 described in paragraphs 112 and 113 of SFAS 144, which is determined not to be a discontinued operation since the operations and cash flows from the Legacy Business continue. Maxim has notified the Company that it wishes to purchase the Legacy Business and the parties are engaged in negotiations to affect a transaction. If the sale of the Legacy Business is consummated, the Company will treat its Legacy Business as a discontinued operation under SFAS 144.

Mr. Russell Mancuso, Branch Chief                                         Page 9
Securities and Exchange Commission
June 27, 2005

If the Company had recorded the immaterial amounts identified herein, the aggregate impact would have been an increase of the reported 2003 net loss of $26.4 million by $80,000 and an increase of the reported 2004 net loss of $17.3 million by $215,000. The reported net loss of $3.3 million for the first quarter of 2005 would have been reduced by $39,000. The impact on the working capital and net assets reported in the balance sheets would also have been immaterial. The Company does not have agreements containing debt or other financial covenants that have been impacted by not recording these amounts.

The Company will provide a letter to the Commission requesting acceleration of the effectiveness of the amended Registration Statement and amended documents incorporated by reference with the specific acknowledgements that you have requested.

The Company's officers and I are available to discuss with you any further comments or questions you may have to assist your review of the Amended Form 10-KSB/A (No.2), Amended Form 10-QSB/A (No. 1) and Amended Registration Statement.

                                       Very truly yours,

                                       /s/ Paula Winner Barnett

                                       Paula Winner Barnett

cc:   J. Richard George, Ph.D.